Attorneys at Law | 437 Madison Ave., New York, NY 10022-7020 T(212) 907-7300 | F(212) 754-0330 | www.golenbock.com

June 27, 2014

Via Edgar

Mara L. Ransom, Esq.

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Hydrophi Technologies Group, Inc.

Registration Statement on Form S-1

Filed May 5, 2014

File No. 333-195686

Response for Amendment No. 1.

Dear Ms. Ransom:

Our client, HydroPhi Technologies Group, Inc, (the “Company”), has forwarded to me your letter to the Company of June 3, 2014, in which you set forth several comments.  I am responding to the comments on behalf of the Company.  Each of the comments is reproduced below with the Company’s response thereafter.

If you have further questions about this response, please forward them to me as well as to the Company.  My email address is ahudders@golenbock.com, and my telephone number is 212-907-7349.

General

1. We note that 15,600,000 shares being registered are issuable upon conversion of the Additional Convertible Note, which, itself, is yet to be issued. Please tell us why you believe it is appropriate to register these shares for resale if the Additional Convertible Note has not yet been issued. In this regard, we note your indication in the Form 8-K filed April 29, 2014 that 31 Group LLC is “irrevocably bound to purchase” the Additional Convertible Note “subject only to conditions outside of the Investor’s control or that the Investor cannot cause not to be satisfied, none of which are related to the market price of the Common Stock.” Please elaborate upon this statement by clarifying in your response to us why you believe that 31 Group LLC is “irrevocably bound.” For guidance, refer to Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Response:

Question 139.11 of the Compliance and Disclosure Interpretations: Securities Act Sections, dated May 16, 2013 (the “C&DIs”) provides, in pertinent part, as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(a)(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]” (emphasis added)

We respectfully submit that the transactions contemplated by the Securities Purchase Agreement, dated as of April 25, 2014 (the “Purchase Agreement”), and the related transaction documents fully comply with the above SEC Staff guidance.

The transactions contemplated by the Purchase Agreement were completed as of April 25, 2014, because the investor was at market risk as of that date, which preceded the May 5, 2014 filing date of the Company’s resale registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).  On April 28, 2014, pursuant to the Purchase Agreement, the investor completed the purchase of the Initial Note (as defined in the Purchase Agreement) for a fixed purchase price of $600,000, and as of the contract date, April 25, 2014, was irrevocably bound to purchase the Additional Note (as defined in the Purchase Agreement) for a fixed purchase price of $1,000,000, subject to the satisfaction of the conditions in the Purchase Agreement relating to the Additional Closing Date (as defined in the Purchase Agreement).  In accordance with the above-referenced guidance, we respectfully note that there are no conditions in the Purchase Agreement relating to the Additional Closing Date that are within the investor’s control or that the investor can cause not to be satisfied.  Moreover, there are no conditions relating to the market price of the Company’s securities or the investor’s satisfactory completion of its due diligence on the company.  Accordingly, it is our position that the investor is irrevocably bound to purchase a set number of securities (i.e., one Initial Note and one Additional Note) for a set purchase price (i.e., $600,000 for the Initial Note and $1,000,000 for the Additional Note) that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or at any subsequent date.  As a result, the investor became subject to market risk as of April 25, 2014, the date the Purchase Agreement was executed, which was well in advance of the May 5, 2014, filing date of the Registration Statement with the Commission.

We respectfully note that, as expressly stated in the above highlighted portion of Question 139.11 the C&DIs, this PIPE analysis applies to the convertible securities (i.e., the Initial Note and the Additional Note), and not to the underlying common stock.  Accordingly, it is not relevant to the PIPE analysis that the Initial Note and the Additional Note are convertible at variable conversion prices and that the number of shares of the Company’s common stock issuable upon conversion thereof is not fixed.  What matters is only that the investor be irrevocably bound to purchase a fixed number of notes at a fixed price that is not based on market price or fluctuating ratio.  This requirement is clearly satisfied under the terms of the Purchase Agreement, because the investor paid for the Initial Note at a fixed price of $600,000 on April 28, 2014, and by its agreement of April 25, 2014, is irrevocably bound to purchase the Additional Note at a fixed price of $1,000,000 on the Additional Closing Date, provided all the conditions to the Additional Closing Date are satisfied, including the effectiveness of the Registration Statement.

Since the Additional Closing Date will occur on or prior to the 10th trading day after effectiveness of the Registration Statement, we respectfully believe that the requirement, as stated in the above-referenced guidance, of the closing of the private placement for the unissued note occurs within a short time after the effectiveness of the Registration Statement is also satisfied under the terms of the Purchase Agreement.

For all of the foregoing reasons, we respectfully submit that the transactions contemplated by the Purchase Agreement and the related transaction documents fully comply with the above-referenced SEC Staff guidance and, therefore, the offering of the shares of the Company’s common stock underlying the Initial Note and the Additional Note is a valid secondary offering, and should not be treated as an indirect primary offering.

We respectfully refer the Staff to the Registration Statement on Form S-1 (File No. 333-193103) of Armco Metals Holdings, Inc., filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2013 and declared effective on February 14, 2014 (the “Armco Metals S-1”).  Similar to the Registration Statement, the Armco Metals S-1 registered the offering of common stock underlying both an issued convertible note and an unissued convertible note in connection with a transaction that was structured virtually identically to the transaction contemplated by the Purchase Agreement.  The Staff issued a comment letter dated January 23, 2014 in respect of the Armco Metals S-1 (the “Armco Comment Letter”).  Comment No. 2 in the Armco Comment Letter sought a legal analysis similar to the analysis sought here by the Staff regarding the basis for the characterization of the resale offering of the securities as a valid secondary offering given that the Additional Note has not yet been issued.  By letter dated January 28, 2014, Armco responded to the Staff’s Comment No. 2 in the Armco Comment Letter with a similar analysis as set forth above.  As a result, the Armco Metals S-1 was declared effective on February 14, 2014.

We also respectfully refer the Staff to the Registration Statement on Form S-1 (File No. 333-195123) of Stevia Corp., filed with the Commission on April 8, 2014 and declared effective on May 15, 2014 (the “Stevia S-1”).  Similar to the Registration Statement and the Armco Metals S-1, the Stevia S-1 registered the offering of common stock underlying both an issued convertible note and an unissued convertible note in connection with a transaction that was structured virtually identically to the transaction contemplated by the Purchase Agreement.  The Staff issued a comment letter dated April 29, 2014 in respect of the Stevia S-1 (the “Stevia Comment Letter”).  Comment No. 1 in the Stevia Comment Letter sought a legal analysis similar to the analysis sought here by the Staff regarding the basis for the characterization of the resale offering of the securities as a valid secondary offering given that the Additional Note has not yet been issued.  By letter dated May 1, 2014, Stevia responded to the Staff’s Comment No. 1 in the Stevia Comment Letter with a similar analysis as set forth above.  As a result, the Stevia S-1 was declared effective on May 15, 2014.

Finally, we respectfully refer the Staff to the Registration Statement on Form S-1 (File No. 333-195603) of Guided Therapeutics, Inc., filed with the Commission on April 30, 2014 and declared effective on May 12, 2014 (the “Guided Therapeutics S-1”). Similar to the Registration Statement, the Armco Metals S-1 and the Stevia S-1, the Guided Therapeutics S-1 registered the offering of common stock underlying both an issued convertible note and an unissued convertible note in connection with a transaction that was structured virtually identically to the transaction contemplated by the Purchase Agreement.  The Guided Therapeutics S-1 was not reviewed by the Staff.

2.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response:

The number of shares registered for resale was calculated for each of the two convertible notes by taking the maximum dollar amount of each note and 12 months of the interest potentially due thereon, assuming that there would be either repayment or conversions made in respect of the principal and interest during the life of the notes, thereby reducing the total interest payable, and dividing the sum by the conversion price calculated as of April 28, 2014, which was $.108.  The full amount of the Initial Note was used, without deduction for the reductions in the discount amount for satisfying the registration requirements in a timely fashion, for which $100,000 of reduction has been achieved as of the date hereof.  Once the potential number of shares was calculated for the assumed principle and assumed interest amounts, the number of shares was increased by 50% in accordance with the Purchase Agreement. To this was added the number of shares into which the Warrant may be exercised.

The above disclosure has been added to the prospect, included in the Registration Statement, in the summary section.

3.

Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities are being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise your registration statement to state that the selling security holder will offer their securities at a fixed price for the duration of the offering and identify the selling security holder as an underwriter, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

Response:

Securities Act Rules Compliance and Disclosure Interpretation 612.09 requires an analysis of whether a secondary offering is one that is really a distribution on behalf of the issuer.  The Staff acknowledges that the analysis is a difficult one, however, the Staff has suggested in its interpretation several factors to consider, which are (i) the length of time that the selling shareholder holds the shares, (ii) the circumstances under which the shares were obtained, (iii) the relationship between the selling shareholder and the issuer, (iv) the amount of shares involved, (v) whether or not the selling shareholder is in the business of underwriting securities, and (vi) whether the selling shareholder appears to be acting as a conduit for the issuer.

Point 1.

As discussed above in the response to Comment 1, we must first look at the timing of the investment decision and the purchases of the convertible securities thereunder, rather than the holding period of the underlying shares that may be issued on conversion of the purchased securities.  The selling shareholder made its investment decision at the time of the signing of the Purchase Agreement, on April 25, 2014, when it committed to pay $600,000 for issuance of the Initial Note and became irrevocably committed to purchase the Additional Note for $1,000,000.  Therefore, the selling shareholder is at investment risk for $1,600,000, similar to any institutional lender that provides a line of credit.  Because of various provisions in the notes and the Purchase Agreement, the notes cannot be converted all at once, and the issuer has the ability to pay off the principle amount of the notes in cash at any time.  The actual period for the extension of credit and therefore the risk of investment period depends on several factors, first the ability of the issuer to pay the note in cash, second the ability of the issuer to force a conversion under the terms of the notes, and third the periodic conversions that the selling shareholder may make, the latter of which has various quantity restrictions.  Given all the above, the selling shareholder will be at risk for its investment for several months on the short side and up to two years on the long side.  Therefore, I respectfully submit that, because the selling shareholder has made a substantial commitment of funds that has the potential of being outstanding for a considerable amount of time (in excess of a year), the selling shareholder has made an investment in the issuer satisfying a reasonable investment period long enough to meet the first factor.

Point 2.

As explained in the response to Comment 1, the Purchase Agreement was a private placement investment under an appropriate exemption of the Securities Act.  The notes were and are purchased for a cash payment, with the potential of a long holding period, as a full credit obligation of the issuer and a credit risk for the investor.  I respectfully submit that this was a qualified private placement of the securities, with attendant registration rights.

Point 3.

The selling shareholder is an investor in the issuer, extending credit on a private investment basis, and remains subject to the full risk of the issuer’s ability to repay the debt and continue in business, subject to the possibility of converting some or all of the debt into shares of common stock.  As discussed the conversion of the notes is subject to numeric limitations and the conversion is limited also by the ability of the Company to repay the notes in cash. There were no past and are no future services or advisory activities that the selling shareholder provided or will provide to the issuer. As disclosed in the Registration Statement, the selling shareholder and the issuer have had not commercial transactions or relationships for the three years prior to the transaction for which the Registration Statement is filed. Therefore, in the transaction embodied in the Purchase Agreement, the selling shareholder and issuer have dealt with each other on an arms-length basis.

Point 4.

The aggregate of the shares of common stock that the selling shareholder may obtain is significant in relation to the trading volume and the total outstanding.  It is important, however, to put this potential number of shares in context.  Not all the shares that might be issuable under the notes and warrant will be issued at any single time.  Based on various provisions of the notes, the shares that are issuable will be issued over a two year period, assuming no payments in cash to reduce the principal and interest.  One important provision in the notes is that at no time may the selling shareholder have more than 4.99% (unless increased to 9.99%) of the outstanding number of shares.  This limitation works to restrict the number of shares that may be issued under the purchased notes, and I respectfully submit that this factor should be taken into account when evaluating the impact on the public markets and any analysis that the selling shareholder is operating as an underwriter or conduit for the issuer to make a distribution. Moreover, the notes may be re-paid in cash, which will reduce the number of shares that may ultimately be issued. Another thing that may limit the number of shares that will be issued on the conversions of the notes will be the market price.  Since the formula for conversion, to a certain extent, follows the market price, there is a natural possibility of the conversion shares never reaching the full amount of shares registered on the Registration Statement.  All of these factors need to be considered when evaluating the quantity of shares that will be sold into the market by the selling shareholder.

Point 5.

I have been informed that the selling shareholder is not in the business of underwriting securities.  It is not a registered member of FINRA and its operating persons are not affiliated with a member firm of FINRA.  The shelling shareholder is an investment vehicle, in the form of a limited liability company with several members, one of which is a person that is an affiliate of a member firm of FINRA.  I have been informed that this particular member has no authority under the operating agreement to make any investment decisions for the investing limited liability entity, and the selling shareholder is not planning on using the services of the member’s related FINRA registered firm for any of the sales of the shares of common stock of the Company.

Point 6.

I respectfully submit, that based on the lengthy discussion above, the selling shareholder is not acting as a conduit for the distribution of shares on behalf of the issuer.  The selling shareholder made an at risk, investment decision, through its purchase and commitment to purchase the notes, which may result, or may not result, in the issuance from time to time of shares of common stock that have been registered for resale into the public market.  There are enough uncertainties with respect to the investment and number of shares that should not lead any reasonable investor, after study of the investment documents, to conclude that this is an offering for which Regulation C,  Rule 415(a)(1)(i) is unavailable.

Prospectus Cover Page

4.

Please revise to state that your common stock is quoted on the Pink Sheets, as opposed to the Over the Counter Bulletin Board or tell us why you believe your reference to the OTC-BB is appropriate.

Response:

The cover of the Prospectus, included in the Registration Statement, has been modified to reflect that the common stock is quoted on the Pink Sheets and in the other locations where the stock price is discussed.

Selling Security Holder, page 17

5.

Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by 31 Group, LLC. For guidance, please see Question 140.02 and Interpretive Response 240.04 of our Regulation S-K compliance & Disclosure Interpretations, available on our website at www.sec.gov.

Response:

The Selling Security Holder table has been modified to change the footnote regarding 31 Group, LLC to include disclosure of the natural person who exercises the voting and dispositive powers over the shares being registered on behalf of 31 Group, LLC.

6.

We note your reference to Aegis Capital Corp. in footnote (2). We also note that the Form 8-K you filed on April 29, 2014 indicates that affiliates of Aegis Capital Corp. “participated in the funding of the purchase of the securities under the Purchase Agreement.” Considering you indicate that such investors are affiliates of a registered broker-dealer, please disclose, if true, that such investors and 31 Group, LLC purchased the securities to be resold in the ordinary course of business and at the time of the purchase, such investors and 31 Group, LLC had no agreements or understandings directly or indirectly, with any person to distribute the securities. Alternatively, please disclose that 31 Group, LLC is an underwriter. We may have additional comments upon review of your response.

Response:

The Selling Security Holder table has been modified to add to footnote #2 disclosure indicating that neither 31Group, LLC a member firm of the FINRA nor Mr. Sasson is an associated person of a member of the FINRA, nor either is an independent registered broker-dealer. The footnote further explains that one of the limited liability members of 31 Group, LLC is affiliated with Aegis Capital Corp. but that firm is not expected to participate in the sale of the securities offered by the prospectus. Additionally, it is iterated that the securities being registered are issuable upon conversion or exercise, as applicable, of notes and warrants purchased by 31 Group, LLC in the ordinary course of its business, and at the time of purchase neither 31 Group, LLC nor any of its members or affiliates had any agreements or understandings, directly or indirectly, with any other person to distribute such notes or warrants or any of the securities being registered for resale under the Registration Statement.

Dollar Value of Underlying Securities and Potential Profits on Conversion, page 18

7.

We note that you utilize an April 24, 2014 per share market price in the first table, however, your disclosure elsewhere in the prospectus, such as on pages 4 and 25, indicates that the convertible notes were issued on April 25, 2014. Please revise or advise.

Response:

The Purchase Agreement was signed on April 25, 2014, and the Initial Note was issued on April 28, 2014, when the purchase price thereof was funded.

The calculations for disclosure about the economic effect of the notes and warrant have been adjusted to reflect the April 28, 2014, issuance of the Initial Note and warrant.  Please note that the conversion formula uses the three lowest prices of the common stock during the ten trading days preceding the conversion date, but not including the conversion date, so for purposes of calculation of the conversion price, the trading days of April 22, 24 and 25 were used.

The references to the dates and prices have been corrected to reflect the above and certain other mathematical calculations were corrected as a result.

8.

Your reference to “premium to market price” in the last line of both tables is unclear considering the respective conversion and exercise prices are at a discount to market prices. Please revise.

Response:

The term “premium to market price” has been revised to state more clearly that the amount is a percentage of profit.

Net Proceeds from Private Placement of Convertible Notes, page 19

9.

We note that you do not take into account the original issue discount that was applied to the notes. Please revise or advise. This comment also applies to the disclosure under “Comparison of Issuer Proceeds to Potential Selling Security Holder Profit.”

Response:

The calculations of the net proceeds have been revised to take into consideration the discount on the notes issued and to be issued.  However, the calculations to not take into account the subsequent reduction in the discount due to the fact that the Company timely filed the Registration Statement and received a reduction in the principal amount of the Initial Note.

Additional Information, page 51

10.

We note guidance informing the public of how to read and access copies of filed material through the SEC public reference room as required by Item 12(b)(2)(ii) of Form S-1. However, we do not see disclosure identifying the filed material as required by Item 12(b)(2)(i) of Form S-1. Please revise this section to identify the reports and other information that you file with the SEC.

Response:

The Additional Information section of the prospectus, included in the Registration Statement, has been modified to reflect the required disclosure about filed material.

Exhibit 5.1. Legal Opinion of Golenbock Eiseman Assor Bell & Peskoe LLP

11.

With regard to the Note Conversion Shares and Warrant Shares, we note that counsel has assumed these shares “will be issued in accordance with the Charter, the Bylaws, the applicable Conversion Note and the applicable Warrant and applicable Florida law, and will not conflict with or constitute a breach of the terms of any agreement or instrument to which the company is subject.” Counsel must opine that common stock, when sold, will be legally (or validly) issued, fully paid, and non-assessable. We have held the term “legally issued” to mean, among other things, “the securities have been or will be issued in compliance with the requirements of that [jurisdiction’s] law, the registrant’s certificate or articles of incorporation and bylaws, and the resolutions approving the issuance of those securities.” For guidance, refer to Staff Legal Bulleting No. 19 available on our website at www.sec.gov. Please instruct counsel to revise the opinion by removing the assumptions and verifying that the shares will be legally issued.

Response:

The legal opinion has been changed to reflect the foregoing comment.

Sincerely,

/s/ Andrew D. Hudders

Andrew D. Hudders

Golenbock Eiseman Assor Bell & Peskoe LLP